

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 19, 2018

Via E-mail
George Syllantavos
Chief Financial Officer
Stellar Acquisition III Inc.
90 Kifissias Avenue
Maroussi Athens, Greece

     Re: **Stellar Acquisition III Inc.
Form 10-K for the Fiscal Year Ended November 30, 2017
Filed February 12, 2018
File No. 001-37862**

Dear Mr. Syllantavos:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2017

Exhibits 31.1 and 31.2

1.   We note that your certifications do not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please refer to Item 601(b)(31) of Regulation S-K and Section 246.13 of the Regulation S-K Compliance & Disclosure Interpretations and amend the filing to include corrected certifications.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery